SEC FILE NUMBER
1-7797

CUSIP NUMBER
693320202

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

PHH Corporation
Full Name of Registrant
Former Name if Applicable

3000 Leadenhall Road
Address of Principal Executive Office (Street and Number)

Mt. Laurel , New Jersey 08054
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

PHH Corporation (“we,” “us” or “our”) will be unable to file its Annual Report on Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”) by the Securities and Exchange Commission (“SEC”) deadline due to delays in preparing our financial statements for the year ended December 31, 2006, due in part to the facts set forth below.

On March 1, 2006, March 17, 2006, May 11, 2006, June 12, 2006, July 21, 2006, August 16, 2006, September 26, 2006, September 28, 2006, October 30, 2006 and November 22, 2006, we filed Current Reports on Form 8-K (collectively, the “Form 8-Ks”) with the SEC regarding the delay in filing our Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”) because we had not yet finalized our financial statements for the year ended December 31, 2005 and the audit of our 2005 financial statements was not complete.  Our 2005 Form 10-K was filed with the SEC on November 22, 2006. We also previously disclosed that the filing of our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 (collectively, the “2006 Form 10-Qs”) were delayed beyond their respective SEC filing deadlines and our 2006 Form 10-K was expected to be delayed beyond the SEC filing deadline. We are working diligently to complete our 2006 Form 10-Qs and 2006 Form 10-K, but are unable at this time to provide expected filing dates for these reports. For more information related to our 2006 Form 10-Qs and 2006 Form 10-K, please refer to our Current Reports on Form 8-K filed with the SEC on December 27, 2006 and January 24, 2007 (the “Additional Form 8-Ks”) regarding certain waivers extending the deadline for delivery of our 2006 quarterly and annual financial statements under certain of our financing arrangements.

As previously disclosed in the Form 8-Ks, we concluded that our audited financial statements for the years ended December 31, 2001, 2002, 2003 and 2004 and our unaudited quarterly financial statements for the quarters ended March 31, 2004, June 30, 2004, September 30, 2004, March 31, 2005, June 30, 2005 and September 30, 2005 (collectively, the “Prior Financial Statements”) and the related reports of our independent registered public accounting firm should no longer be relied upon because of errors in the Prior Financial Statements. We determined that the correction of these errors was material and required the restatement of certain of our Prior Financial Statements. The restatement adjustments which were included in our 2005 Form 10-K filed with the SEC on November 22, 2006 and will be included in our 2006 Form 10-Qs and 2006 Form 10-K when filed, correct certain historical accounting policies to conform those policies to accounting principles generally accepted in the U.S. (“GAAP”) and correct errors made in the application of GAAP, including but not limited to errors described in the Form 8-Ks.

We have restated our audited financial statements and related disclosures for the years ended December 31, 2003 and 2004 in our 2005 Form 10-K. Certain restatement adjustments affecting our audited annual financial statements for periods prior to December 31, 2003 are reflected in the Selected Consolidated Financial Data appearing in the 2005 Form 10-K. Certain restatement adjustments also affect our unaudited quarterly financial statements for the quarters ended March 31, 2004, June 30, 2004, September 30, 2004, March 31, 2005, June 30, 2005 and September 30, 2005 previously filed in our Quarterly Reports on Form 10-Q. Such restatement adjustments similarly are reflected in the Selected Unaudited Quarterly Financial Data appearing in our 2005 Form 10-K and, with respect to the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 and the year ended December 31, 2005, will be reflected in our 2006 Form 10-Qs and 2006 Form 10-K.

For more information related to the delay in filing of the preparation of our financial statements, please refer to our Form 8-Ks, Additional Form 8-Ks and 2005 Form 10-K.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Clair M. Raubenstine, Executive Vice President and Chief Financial Officer	(856)	917-1744
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐ No ☒

Quarterly Report on Form 10-Q for fiscal quarter ended March 31, 2006
Quarterly Report on Form 10-Q for fiscal quarter ended June 30, 2006
Quarterly Report on Form 10-Q for fiscal quarter ended September 30, 2006

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In our Current Report on Form 8-K filed with the SEC on January 25, 2007, we stated that we expected to record income before income taxes for our fleet management services segment and a combined loss before income taxes and minority interest for our mortgage production and mortgage servicing segments for the year ended December 31, 2006. For the year ended December 31, 2005, we reported income before income taxes of $80 million for our fleet management services segment and combined income before income taxes and minority interest of $123 million for our mortgage production and mortgage servicing segments. More detailed comparative earnings information for the year ended December 31, 2006 is not available at this time pending completion and audit of our financial statements to be included in the 2006 Form 10-K.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", "may increase", "may fluctuate" and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, our statements regarding expected income and loss before income taxes and minority interest are forward-looking statements.

You should consider the areas of risk described under the heading “Cautionary Note Regarding Forward-Looking Statements” in our periodic reports under the Securities Exchange Act of 1934, as amended, and those risk factors included as “Item 1A. Risk Factors” in our 2005 Form 10-K, in connection with any forward-looking statements that may be made by us and our businesses generally. Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to release publicly any updates or revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

PHH Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 2, 2007	By	/s/Clair M. Raubenstine
		Name:	Clair M. Raubenstine
		Title:	Executive Vice President
and Chief Financial Officer